UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             INFORMATION STATEMENT

        Pursuant to Section 14(f) of the Securities Exchange Act of 1934
                           and Rule 14f-1 thereunder

                        PAN-INTERNATIONAL HOLDINGS, INC.
             (Exact name of registrant as specified in its charter)

                                    Delaware
         (State or other jurisdiction of incorporation or organization)

                                   000-28587
                            (Commission File Number)

                                   65-0963621
                      (I.R.S. Employer Identification No.)

                             213 S. Robertson Blvd.
                        Beverly Hills, California 90211
                    (Address of principal executive offices,
                              including zip code)

                                 (310) 288-4585
                        (Registrant's telephone number,
                              including area code)



                        PAN-INTERNATIONAL HOLDINGS, INC.

 INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14F-1 THEREUNDER

             NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

WE ARE NOT ASKING YOU FOR A PROXY
AND YOU ARE REQUESTED NOT TO SEND US A PROXY

INTRODUCTION

        This Information Statement (the "Information Statement") is being mailed on or about December 11, 2001 to the holders of record at the close of business on December 4, 2001 of the common stock, par value $.01 per share, of Pan-nternational Holdings, Inc., (the "Common Stock"), a Delaware corporation (the "Company"), in connection with the proposed election of a majority of directors of the Company other than at a meeting of the stockholders of the Company. This
 Information Statement is being distributed pursuant to the requirements of
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. No action is required by our shareholders in connection with the election of such persons. Nevertheless, you are urged to read this Information Statement carefully.

CHANGE OF CONTROL OF THE COMPANY

        Control of the Company recently changed hands on November 19, 2001 when Kent E. Lovelace, Jr. (the then controlling stockholder, President and a Director of the Company) sold to World Call Funding, Inc. ("WFI") a number of shares of the Company's common stock then constituting approximately 70.5% of the total shares outstanding. In connection with this stock sale and purchase, the following events occurred:

        1. The number of directors constituting the Board of Directors of the Company was expanded from two to four, and Stephen M. Thompson and George Marlowe were elected to the Board of Directors of the Company to fill the two newly-created vacancies.

        2. Kent E. Lovelace, Jr. resigned from the office of President of the Company.

        3. Stephen M. Thompson was elected to the offices of Chairman of the Board, Chief Executive Officer and President of the Company, and Seth Horn was elected to the offices of Chief Financial Officer, Treasurer and Corporate Secretary of the Company.

        4. Kent E. Lovelace, Jr. and Harvey Judkowitz agreed to resign from their seats on the Board of Directors of the Company promptly after the Company has fully complied with Rule 14f-1 under the Securities Exchange Act of 1934.

        After Messrs. Lovelace and Judkowitz resign from their seats on the Board of Directors of the Company, the Board of Directors of the Company expects to reduce the number of directors constituting the Board of Directors of the Company from four to three and to elect Murray E. Johns to fill the sole remaining vacancy. For more than the past five years, Mr. Johns has worked as an independent business consultant. He holds degrees in Commerce and Law from the University of British Columbia, Canada.

        Like all of the Company directors, Mr. Johns will (if so elected) serve as such until the next annual meeting of the stockholders, and until his successor has been duly elected and qualified. Mr. Johns has consented to serve as a director of the Company if so elected.

        The Board of Directors may in the future consider an increase in the number of persons serving on it pursuant to the authority conferred upon it by the Company's bylaws to specify the number of directors serving at any time. If the number of persons serving on the Board of Directors were increased, the Board of Directors would elect the persons necessary to fill the vacancies created by the increase. Stockholders would have input on the composition of the Board of Directors only at a meeting to elect directors or through an effort to remove existing directors and replace them with successor directors. The Board of Directors does not expect, if it were to increase the number of persons serving on the Board of Directors, to give direct notice to stockholders of such increase or the identities of the new directors. However, the Board of Directors does expect in such circumstances to issue a press release regarding such developments through usual channels.

                    INFORMATION RELATING TO OUR COMMON STOCK

        The shares of our Common Stock are the only class of voting securities currently outstanding. The holder of each share of our Common Stock is entitled to one vote per share on all matters submitted to a vote of the shareholders. As of December 4, 2001 there were 2,688,250 shares of our Common Stock outstanding (after taking into account the Company's recent one-for-two reverse stock split). There are currently no shares of preferred stock outstanding.

                     SECURITY OWNERSHIP OF CERTAIN CURRENT
                        BENEFICIAL OWNERS AND MANAGEMENT


        The following table sets forth certain information as of December 4, 2001 concerning the beneficial ownership of the Common Stock (i) by each stockholder who is known by the Company to own beneficially in excess of 5% of the outstanding Common Stock; (ii) by each director; (iii) by each executive officer; and (iv) by all executive officers and directors as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their shares of Common Stock, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their shares of Common Stock.


        Name and Address of                        BeneficialOwnership(1)

        Beneficial Owner                         Number of Shares        Percent

        World Call Funding, Inc. (2)            1,850,000               68.8%
        213 S. Robertson Blvd.
        Beverly Hills, California 90211

        Stephen M. Thompson                     1,850,000(3)            68.8%
        213 S. Robertson Blvd.
        Beverly Hills, California 90211

        Kent E. Lovelace, Jr.                      75,000(4)            2.7%
        Equitrust Mortgage Corporation
        1105 30th Ave., Suite 200
        Gulfport, Mississippi 39501

        Harvey Judkowitz                           25,000(5)             *
        10220 SW 124th St.
        Miami, Florida 33176

        All directors and officers
        as a group (three persons)              1,950,000(6)            70.6%

*  Less than one percent
_____________________

(1) Includes shares of Common Stock beneficially owned pursuant to options and warrants exercisable on December 4, 2001 or within 60 days thereafter.
(2)     World Call Funding, Inc. is wholly-owned by Stephen M. Thompson.
(3)     Includes 1,850,000 shares owned by World Call Funding, Inc.
(4) Includes 25,000 shares owned outright and 50,000 shares that the Company is contractually obligated to issue within the next 60 days.
(5) Includes 25,000 shares that may be acquired pursuant to a stock option that is currently exercisable.
(6) Includes 1,850,000 shares owned by World Call Funding, Inc., 25,000 shares owned outright, 50,000 shares that the Company is contractually obligated to issue within the next 60 days, and 25,000 shares that may be acquired pursuant to a stock option that is currently exercisable.


                 DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Current Management

        The directors and executive officers of the Company are as follows:

        Name                            Age             Positions

        Stephen M. Thompson             53              Chairman of the
                                                        Board, Chief
                                                        Executive Officer
                                                        and President

        George Marlowe                  60              Director

        Kent E. Lovelace, Jr.           64              Director

        Harvey Judkowitz                56              Director

        Seth Horn                       47              Chief Financial
                                                        Officer, Treasurer
                                                        and Corporate
                                                        Secretary

        Stephen M. Thompson has served as the Chairman of the Board, Chief Executive Officer and President of the Company since November 2001. For more than the past five years, he has been involved in corporate development, investment banking and personal investments.

        George Marlowe has served as a Director since November 2001. Since 1975, he has served as President of VideoPitch, a company based in Marina Del Rey, California and founded by Mr. Marlowe that conducts man-in-the-street videotape interviews and edits the footage into presentations for advertising agencies involved in new business pitches.

        Kent E. Lovelace, Jr. has served as a Director since October, 2000. He also served as the President and Secretary of the Company from October 2000 to October 2001. Since 1975, Mr. Lovelace has served as President and Chief Executive Officer of Equitrust Mortgage Corporation, formerly Hancock Mortgage Corporation.

        Harvey Judkowitz has served as a Director since September 1999. He also served as the Treasurer of the Company from September 1999 to October 2001. He is a certified public accountant and has been involved in his own public accounting practice since 1988.

        Seth Horn has served as the Chief Financial Officer, Treasurer and Corporate Secretary of the Company since November 2001. Since October 1999 through the present, he has served and continues to serve as the Chief Financial Officer of The Players Network. From August 1997 to October 1999, Mr. Horn was a financial consultant to Powerine Oil Company. From August 1996 to August 1997, he was the Chief Financial Officer and Controller at International Vinyl Products. Mr. Horn has a BA in accounting from Pennsylvania State University. He is a certified public accountant.

        The authorized number of directors of the Company is presently fixed at four, although this number is expected to be reduced to three in the near future. Each director serves for a term of one year that expires at the following annual stockholders' meeting. Each officer serves at the pleasure of the Board of Directors and until a successor has been qualified and appointed. Currently, directors of the Company receive no remuneration for their services as such, but the Company will reimburse the directors for any expenses incurred in attending any directors' meeting.

        The Board of Directors held three telephonic meetings during fiscal 2000. All directors participated at each of these meetings. In addition, all directors executed two written consents in lieu of a meeting during fiscal 2000.

        The Board of Directors has no standing committees.

        There are no family relationships, or other arrangements or understandings between or among any of the directors, executive officers or other person pursuant to which such person was selected to serve as a director or officer.

DIRECTOR AND EXECUTIVE COMPENSATION

        Through the end of fiscal 2001, the Company had never paid any compensation to any executive officer, and as of such date the Company had no employment contracts or other compensation agreements or plans with or with respect to any of its executive officers. In January 2000, the granted to Harvey Judkowitz, a director of the Company, a five-year option to acquire 25,000 shares of the Company's common stock at a per-share purchase price of $2.00 (with both the number of shares and the purchase price reflecting an adjustment for the Company's recent one-for-two reverse stock split). None of these options were in-the-money as of November 28, 2001.

SECTION 16 BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers and directors, and persons who own more than 10 percent of a registered class of the Company's equity securities to file reports of ownership and changes of ownership with the Securities and Exchange Commission. Officers, directors and greater than 10 percent stockholders are required to furnish the Company with copies of all Section 16(a) reports they file. Based solely on its discussions with certain reporting persons and its review of forms received from those persons, the Company believes that during the year ended December 31, 2000 all filing requirements applicable to the Company's officers, directors and greater than 10 percent shareholders were satisfied, except that the Zack Curtin Trust (then a owner of more than 10% of the outstanding Common Stock) was late in filing a Form 4 regarding a charitable gift of 50,000 shares, which it subsequently corrected by the filing of a Form 5.

                                                        By Order of the Board of
                                                        Directors,


                                                        Stephen M. Thompson,
                                                        Chairman of the Board

Beverly Hills, California
December 11, 2001